                                    Filed Pursuant to Rule 424(b)(5)
                                    File Nos. 333-67883 and 333-65659

PROSPECTUS SUPPLEMENT
(To Prospectuses Dated October 30, 1998 and December 1, 1998)

                           3,700,000 ORDINARY SHARES

                        [FLEXTRONICS INTERNATIONAL LOGO]

                                ORDINARY SHARES

     Of the 3,700,000 Ordinary Shares being offered, Flextronics International Ltd. is offering 2,700,000 Ordinary Shares, and selling shareholders are offering 1,000,000 Ordinary Shares. On December 4, 1998, the last reported sale price of the Ordinary Shares on the Nasdaq National Market was $75 3/4 per share.

     The Ordinary Shares are listed on the Nasdaq National Market under the symbol "FLEX."

     INVESTING IN THE ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                                         Per Share       Total
----------------------------------------------------------------------------------
Offering Price                                            $72.50      $268,250,000
Discounts and Commissions to Underwriter                  $  .50      $  1,850,000
Offering Proceeds to Company                              $72.00      $194,400,000
Offering Proceeds to Selling Shareholders                 $72.00      $ 72,000,000
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     NationsBanc Montgomery Securities LLC expects to deliver the Ordinary Shares to investors on December 10, 1998.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                        -------------------------------

                                December 7, 1998

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectuses (including the documents incorporated by reference in the Prospectuses) contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may" and other similar expressions. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:

     - ability to carry out our strategies;

     - growth in sales;

     - facilities expansion;

     - potential acquisitions;

     - adoption of outsourcing by OEMs;

     - becoming an integral part of customer operations;

     - ability to win new customer contracts;

     - Year 2000 compliance;

     - implementation of our new management information system;

     - tax matters; and

     - currency fluctuations.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this Prospectus Supplement and in the accompanying Prospectuses (including the documents incorporated by reference in the Prospectuses).

                                  THE COMPANY

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers in the telecommunications, networking, computer, consumer electronics and medical device industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies. In addition, we provide advanced engineering services, including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Through a combination of internal growth and acquisitions, we have become the fourth largest provider of electronics manufacturing services, with net sales of more than $1.4 billion in the 12 months ended September 25, 1998. We believe that our size, global presence and expertise enable us to win large outsourced manufacturing programs from leading OEMs. We offer a complete and flexible manufacturing solution that provides accelerated time-to-market and time-to-volume production, as well as reduced production costs. By working closely with customers throughout the design, manufacturing and distribution process, and by offering highly responsive services, we believe that we can become an integral part of their operations.

     Our customers include industry leaders such as Alcatel, Bay Networks, Cisco, Compaq, Ericsson, Microsoft, Nokia, Philips, Sony and 3Com. In addition, we recently entered into relationships with a number of new customers, including Eastman Kodak, Hewlett-Packard, Intel, Qualcomm and Rockwell. Due to our focus on high growth technology sectors, our prospects are influenced by certain major trends, such as the buildout of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies. In addition, our growth is driven by the accelerating pace at which leading OEMs are adopting outsourcing as a core business strategy.

     We have established an extensive network of manufacturing facilities in the world's major electronics markets -- Asia, the Americas and Europe -- to serve the increased outsourcing needs of both multinational and regional OEMs. We strategically locate facilities near our customers' end markets and have located fully integrated, high volume manufacturing facilities in low cost regions worldwide. We have established industrial parks in China, Hungary and Mexico and plan to develop an industrial park in Brazil. These self-contained facilities provide a total manufacturing and fulfillment solution from a single site by locating manufacturing and distribution operations and suppliers together. This integrated approach to production and distribution benefits our customers by reducing logistical barriers and costs, improving supply-chain management, increasing flexibility, lowering transportation costs and reducing turnaround times.

     Since March 31, 1997, we have increased overall capacity by approximately
1.6 million square feet through internal growth and acquisitions. As a result, we have grown to over 2.7 million square feet of capacity on four continents. We plan to continue to expand through internal growth, and to consider strategic acquisitions from time to time as appropriate.

                                  THE OFFERING

Ordinary Shares offered:
  By Flextronics.............................  2,700,000
  By selling shareholders....................  1,000,000
                                               ---------
          Total..............................  3,700,000
Ordinary Shares to be outstanding after the
  offering...................................  23,319,411 shares(1)
Use of proceeds..............................  Repayment of debt, funding capital expenditures and general corporate purposes,
                                               including working capital.
Nasdaq National Market symbol................  FLEX

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      SIX MONTHS ENDED
                                                        YEAR ENDED MARCH 31,                    -----------------------------
                                       ------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 25,
                                         1994       1995       1996       1997        1998          1997            1998
                                       --------   --------   --------   --------   ----------   -------------   -------------
                                                                                                         (UNAUDITED)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Net sales..........................  $131,345   $292,149   $572,045   $640,007   $1,113,071     $487,013        $799,027
  Income (loss) from operations......     3,835     10,099     (5,375)    20,072       42,678       21,587          37,291
  Net income (loss)..................     2,151      5,881    (14,146)    11,620       19,913       13,168          24,520
  Diluted net income (loss) per
    share(2).........................  $   0.28   $   0.40   $  (0.92)  $   0.67   $     1.04     $   0.75        $   1.13
  Weighted average Ordinary Shares
    and equivalents
    outstanding -- diluted(2)........     7,730     14,882     15,436     17,328       19,097       17,663          21,669

                                                                  SEPTEMBER 25, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 96,723       $290,723
  Total assets..............................................   799,579        993,579
  Long-term debt and capital lease obligations, excluding
    current portion.........................................   188,740        188,740
  Shareholders' equity......................................   246,890        440,890

---------------
(1) Based on the number of Ordinary Shares actually outstanding as of September 25, 1998. Excludes a total of 3,686,838 Ordinary Shares subject to outstanding options or reserved for issuance under our 1993 Share Option Plan, 1997 Interim Option Plan, 1998 Interim Option Plan and 1997 Employee Share Purchase Plan.

(2) These share and per share amounts do not give effect to our recently announced two-for-one stock split to be effected in the form of a bonus issue (the Singapore equivalent of a stock dividend) and to be paid to our shareholders of record as of December 22, 1998.

(3) Includes estimated offering expenses of $400,000.

     In this Prospectus Supplement and in the accompanying Prospectuses, references to "U.S. dollars" and "$" are to United States currency, and references to "Singapore dollars" and "S$" are to Singapore currency.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this Prospectus Supplement and the accompanying Prospectuses (including the information incorporated by reference in the accompanying Prospectuses and the Risk Factors contained therein) before deciding to invest in our Ordinary Shares.

RISKS OF EXPANSION OF OPERATIONS

     We have grown rapidly in recent periods, and this growth may not continue. Internal growth will require us to develop new customer relationships and expand existing ones, improve our operational and information systems and further expand our manufacturing capacity.

     We plan to further expand our manufacturing capacity by expanding our facilities and by adding new equipment. Such expansion involves significant risks. For example:

     - we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

     - we may not efficiently and effectively integrate new operations, expand existing ones and manage geographically dispersed operations;

     - we may incur cost overruns;

     - we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could adversely affect our growth and our ability to meet customers' delivery schedules; and

     - we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including substantial increases in depreciation expense and rental expense, that will increase our cost of sales. If our revenues do not increase sufficiently to offset these expenses, our operating results would be adversely affected. Our expansion, both through acquisitions and internal growth, has contributed to our incurring significant accounting charges and experiencing volatility in our operating results. We may continue to experience volatility in operating results in connection with future expansion efforts.

RISKS OF ACQUISITIONS

     Our acquisitions during the last two fiscal years represented a significant expansion of our operations. Acquisitions involve a number of risks and challenges, including:

     - diversion of management's attention;

     - the need to integrate acquired operations;

     - potential loss of key employees and customers of the acquired companies;

     - lack of experience operating in the geographic market of the acquired business; and

     - an increase in our expenses and working capital requirements.

     To integrate acquired operations, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

     Any of these and other factors could adversely affect our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition. Furthermore, any future acquisitions may require debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. No assurance can be given that we will consummate any acquisitions in the future.

VARIABILITY OF CUSTOMER REQUIREMENTS AND OPERATING RESULTS

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers, and over the past few years we have experienced reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would adversely affect our results of operations. In addition to the variable nature of our operating results due to the short-term nature of our customers' commitments, other factors may contribute to significant fluctuations in our results of operations. These factors include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - market acceptance of customers' new products;

     - changes in demand for customers' products and product obsolescence;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes;

     - changes in the cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume (such as local holidays); and

     - seasonality in customers' product requirements.

     We make significant decisions, including the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity and plan further increases, there can be no assurance we will have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

     Our five largest customers accounted for approximately 64% of consolidated net sales in the six months ended September 25, 1998, compared to approximately 58% in the six months ended September 30, 1997. Our largest customers during fiscal 1998 were Ericsson and Philips Electronics, accounting for approximately 26% and 13% of consolidated net sales, respectively. The identity of our significant customers has varied from year to year, and our significant customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would have a material and adverse effect on us. We may not be able to replace such reductions or losses with new business in a timely manner. See "-- Variability of Customer Requirements and Operating Results."

     Our largest customer in fiscal 1998, and the six months ended September 25, 1998, has been Ericsson. Our agreement with Ericsson contains cost reduction targets and price limitations and imposes certain manufacturing quality requirements. We may not be able to sustain acceptable levels of profitability under this agreement or reduce costs and prices to Ericsson over time as contemplated by this agreement. In addition, the agreement contains certain operating and financial covenants, and a material breach by us of any of the terms of the agreement could allow Ericsson to repurchase the facilities sold to us by Ericsson in Karlskrona, Sweden (the "Karlskrona Facilities") at book value, or to cancel outstanding purchase orders or terminate the agreement. Without Ericsson's consent, we may not use the Karlskrona Facilities for Ericsson's competitors, or enter into any transactions that could adversely affect our ability to continue to supply products and services to Ericsson under the agreement or our ability to reduce costs and prices to Ericsson.

     Factors affecting the electronics industry in general could have a material adverse effect on our customers and, as a result, on us. Such factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which results in short product life cycles;

     - the inability of our customers to develop and market their products, some of which are new and untested. If customers' products become obsolete or fail to gain widespread commercial acceptance, our business may be materially and adversely affected; and

     - recessionary periods in our customers' markets.

REPLACEMENT OF MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE

     We are in the process of replacing our management information system with a new enterprise management information system that is designed to provide enhanced functionality. This new system will significantly affect many aspects of our business, including our manufacturing, sales and marketing and accounting functions, and the successful implementation of this system will be important to our future growth. We have implemented this new information system in certain facilities in Europe and North America and anticipate that the installation of the new system will be completed by September 1999, but it could be delayed. Significant disruption in operations may result from the implementation of the new system. Delays in the implementation of the new system or disruption resulting from it could adversely affect our ability to meet customers' production schedules and our ability to access timely financial and operating information.

     We believe that this new enterprise management information system will be Year 2000 compliant. However, there can be no assurance that the new system will be Year 2000 compliant or that it will be implemented by January 1, 2000. If the new system is not Year 2000 compliant or is not implemented by January 1, 2000, we could be materially and adversely affected. The Year 2000 issue also could affect our infrastructure and production lines. We have made substantial Year 2000 compliant equipment additions and upgrades in recent years and believe that the impact of a problem affecting our infrastructure or production lines would be minor. However, we have not completed sufficient testing to date to fully validate the readiness of our equipment. We plan to have additional testing completed during fiscal 1999 to reasonably ensure Year 2000 readiness. In addition, we are surveying our significant customers and suppliers regarding their Year 2000 compliance, but this undertaking has not been completed. We could be adversely affected by disruptions in our customers' and suppliers' businesses due to Year 2000 problems.

RISKS OF INCREASED TAXES

     We have structured our operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration or tax rates applicable to us are increased. Substantially all of the products manufactured by our Asian subsidiaries are sold to customers based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation there. However, tax authorities in jurisdictions in North America and Europe could challenge the manner in which profits are allocated among our subsidiaries, and we may not prevail in any such challenge. If our Asian profits became subject to income taxes in such other jurisdictions, our worldwide effective tax rate could increase.

SIGNIFICANT LEVERAGE

     Our level of indebtedness presents risks to investors, including:

     - the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness when due;

     - making us more vulnerable to economic downturns;

     - limiting our ability to pursue new business opportunities; and

     - reducing our flexibility in responding to changing business and economic conditions.

RISKS OF COMPETITION

     The electronics manufacturing services industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Certain of our competitors, including Solectron Corporation and SCI Systems, have substantially greater market shares than Flextronics and substantially greater manufacturing, financial, research and development and marketing resources. In recent years, many participants in the industry, including us, have substantially expanded manufacturing capacity. If overall demand for contract manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could adversely affect our operating results.

RISKS OF INTERNATIONAL OPERATIONS

     The geographical distances between Asia, the Americas and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries, including Austria, Brazil, China, Hungary, Malaysia, Mexico, Sweden, the United Kingdom and the United States. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations. For example, trade preferences extended by the United States to Malaysia in recent years were not renewed in 1997. In addition, some countries in which we operate, such as Brazil, Mexico and Malaysia, have experienced periods of slow or negative growth, high inflation, significant currency devaluations and limited availability of foreign exchange. Furthermore, in countries such as Mexico and China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on Flextronics. Finally, we could be adversely affected by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

     Risks Relating to China. Under its current leadership, the Chinese government has been pursuing economic reform policies. There can be no assurance that the Chinese government will continue to pursue such policies, or that such policies will be successful if pursued. In addition, China does not have a comprehensive and highly developed system of laws, and enforcement of laws and contracts is uncertain. The United States annually reconsiders the renewal of most favored nation trading status for China. China's loss of most favored nation status could adversely affect us by increasing the cost to U.S. customers of products manufactured by us in China.

     Risks Relating to Hungary. Hungary has undergone significant political and economic change in recent years. Political, economic, social and other developments, and changes in laws could have a material and adverse effect on our business. Annual inflation and interest rates in Hungary have historically been much higher than those in Western Europe. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Laws and regulations in Hungary have been, and continue to be, substantially revised during its transition to a market economy. As a result, laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all.

     Risks Relating to Brazil. During the past several years, the Brazilian economy has been affected by significant intervention by the Brazilian government. The Brazilian government has changed monetary, credit, tariff and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved wage, price and exchange controls as well as other measures such as freezing bank accounts and imposing capital controls.

RISKS OF CURRENCY FLUCTUATIONS AND HEDGING OPERATIONS

     With the acquisitions of the Karlskrona Facilities, Neutronics and Conexao, a significant portion of our business is conducted in the Swedish kronor, Austrian schilling and Brazilian real, respectively. In addition, some of our costs, such as payroll and rent, are denominated in currencies such as the Singapore dollar, the Hong Kong dollar, the Malaysian ringgit, the Hungarian forint, the Mexican peso, and the British pound, as well as the kronor, the schilling and the real. In recent years, the Hungarian forint, Brazilian real and Mexican peso have experienced significant devaluations. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of sales and operating margins. We cannot predict the impact of future exchange rate fluctuations. Our European and Latin American operations use financial instruments, primarily forward purchase contracts, to hedge certain fixed Japanese yen, German deutschmark, U.S. dollar, and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will have a material effect on our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future.

DEPENDENCE ON KEY PERSONNEL

     Our success depends to a large extent upon the continued services of our key executives and skilled personnel. Generally, our employees are not bound by employment or non-competition agreements, and there can be no assurance that we will retain our officers and key employees. We could be materially and adversely affected by the loss of such personnel.

LIMITED AVAILABILITY OF COMPONENTS

     A substantial majority of our net sales are derived from turnkey manufacturing in which we are responsible for procuring materials, which typically results in our bearing the risk of component price increases. At various times, there have been shortages of certain electronics components. Component shortages could result in manufacturing and shipping delays or higher prices, which could have a material and adverse effect on us.

ENVIRONMENTAL COMPLIANCE RISKS

     We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals. Although we believe that our facilities are currently in material compliance with applicable environmental laws, there can be no assurances that violations will not occur. The costs and penalties that could result from a violation of environmental laws could materially adversely affect us.

SHARES ELIGIBLE FOR FUTURE SALE

     On October 30, 1998, Flextronics filed a registration statement for the public resale of up to 3,262,403 Ordinary Shares with the Securities and Exchange Commission. The registered shares were issued by Flextronics during fiscal 1998 in connection with various acquisitions. While the selling shareholders are selling 1,000,000 of such shares in this offering, up to 2,262,403 of such freely-transferable shares will remain available for sale in the open market after the completion of this offering. Sales of such shares in the public market could adversely affect the market price of the Ordinary Shares.

VOLATILITY OF MARKET PRICE OF ORDINARY SHARES

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. Such fluctuations have often been unrelated to or disproportionately impacted by the operating performance of such companies. The market for the Ordinary Shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market price of the Ordinary Shares.

                                   DIVIDENDS

     Since inception, Flextronics has not declared or paid any cash dividends on its Ordinary Shares, and our credit facility prohibits the payment of cash dividends without the lenders' prior consent. The terms of our senior subordinated notes also restrict our ability to pay cash dividends. Flextronics anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 2,700,000 Ordinary Shares offered by us hereby will be approximately $194.0 million, at the public offering price of $72 1/2 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to repay debt, to fund capital expenditures and to meet our working capital requirements. We anticipate using a portion of the net proceeds from this offering to repay the outstanding revolving credit loans under our credit facility (approximately $39.5 million as of September 25, 1998). These loans currently bear interest at a weighted average interest rate of 6.67% per annum. A portion of the net proceeds may be used to acquire or invest in complementary businesses. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         PRICE RANGE OF ORDINARY SHARES

     The Ordinary Shares are traded on the Nasdaq National Market under the symbol "FLEX." The following table shows the high and low closing sale prices of the Company's Ordinary Shares since the beginning of our 1997 fiscal year.

                                                              HIGH        LOW
                                                              ----        ---
Fiscal 1997
  First Quarter.............................................  $39         $25
  Second Quarter............................................  $28 1/4     $17
  Third Quarter.............................................  $37 1/4     $21
  Fourth Quarter............................................  $29 3/4     $19 5/8
Fiscal 1998
  First Quarter.............................................  $27         $17 1/2
  Second Quarter............................................  $47 3/8     $26 3/8
  Third Quarter.............................................  $49 1/2     $29
  Fourth Quarter............................................  $47 7/8     $32
Fiscal 1999
  First Quarter.............................................  $51 1/8     $41 1/8
  Second Quarter............................................  $47 1/2     $22
  Third Quarter (through December 4, 1998)..................  $75 3/4     $28

     On December 4, 1998, the closing sale price of the Ordinary Shares was $75 3/4 per share. Flextronics has declared a bonus issue, the Singapore equivalent of a stock dividend, of one new Ordinary Share for each Ordinary Share outstanding to be paid to shareholders of record as of December 22, 1998.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Flextronics as of September 25, 1998 (i) on an actual basis, and (ii) as adjusted to give effect to the sale of the 2,700,000 Ordinary Shares offered by Flextronics hereby at the public offering price of $72 1/2 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom.

                                                                  SEPTEMBER 25, 1998
                                                              --------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              --------    --------------
                                                                    (IN THOUSANDS)
Bank borrowings.............................................  $ 62,584       $ 23,110
                                                              ========       ========
Current portion of long-term debt and capital lease
  obligations...............................................  $ 18,168       $ 18,168
                                                              --------       --------
Long-term debt and capital lease obligations, excluding
  current portion...........................................  $188,740       $188,740
                                                              --------       --------
Shareholders' equity(1):
  Ordinary Shares, S$0.01 par value; 100,000,000 shares
     authorized, 20,619,411 shares issued and outstanding,
     23,319,411 shares issued and outstanding as adjusted...       135            151
  Additional paid-in capital................................   218,320        412,304
  Retained earnings.........................................    31,454         31,454
  Accumulated other comprehensive loss......................    (3,019)        (3,019)
                                                              --------       --------
          Total shareholders' equity........................   246,890        440,890
                                                              --------       --------
          Total capitalization..............................  $435,630       $629,630
                                                              ========       ========

---------------
(1) Based on the number of Ordinary Shares actually outstanding as of September 25, 1998. Excludes a total of 3,686,838 Ordinary Shares subject to outstanding options or reserved for issuance under our 1993 Share Option Plan, 1997 Interim Option Plan, 1998 Interim Option Plan and 1997 Employee Share Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended March 31, 1998 and in our Form 10-Q for the quarter ended September 25, 1998. The selected consolidated financial data for the fiscal years ended March 31, 1995, 1996, 1997 and 1998 and as of March 31, 1996, 1997 and 1998 has been derived from the consolidated financial statements of Flextronics which were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the fiscal year ended March 31, 1994 and as of March 31, 1994 and 1995 has been derived from the consolidated financial statements of Flextronics which were audited by other auditors. The selected consolidated financial data for the six months ended September 30, 1997 and September 25, 1998 and as of September 25, 1998 are derived from unaudited financial data and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. These historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED MARCH 31,                      -----------------------------
                                        --------------------------------------------------------    SEPTEMBER 30,   SEPTEMBER 25,
                                          1994       1995       1996        1997         1998           1997            1998
                                        --------   --------   --------    --------    ----------    -------------   -------------
                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)                       (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net sales...........................  $131,345   $292,149   $572,045    $640,007    $1,113,071      $487,013        $799,027
  Cost of sales.......................   117,392    265,426    517,732     575,142     1,004,170       439,303         729,065
                                        --------   --------   --------    --------    ----------      --------        --------
  Gross margin........................    13,953     26,723     54,313      64,865       108,901        47,710          69,962
  Selling, general and
    administrative....................     8,667     15,771     28,138      36,277        53,695        24,370          30,910
  Goodwill and intangibles
    amortization......................       419        762      1,296       2,648         3,659         1,753           1,761
  Provision for excess facilities.....       830         --      1,254(1)    5,868(2)      8,869(3)         --              --
  Acquired in-process research and
    development.......................       202         91     29,000(1)       --            --            --              --
                                        --------   --------   --------    --------    ----------      --------        --------
  Income (loss) from operations.......     3,835     10,099     (5,375)     20,072        42,678        21,587          37,291
  Merger-related expenses.............        --       (816)        --          --        (7,415)(3)         --             --
  Other expense, net..................    (1,446)    (1,814)    (4,924)     (6,425)      (13,092)       (6,761)         (9,429)
                                        --------   --------   --------    --------    ----------      --------        --------
  Income (loss) before income taxes...     2,389      7,469    (10,299)     13,647        22,171        14,826          27,862
  Provision for income taxes..........       654      1,588      3,847       2,027         2,258         1,658           3,342
  Extraordinary gain..................       416         --         --          --            --            --              --
                                        --------   --------   --------    --------    ----------      --------        --------
  Net income (loss)...................  $  2,151   $  5,881   $(14,146)   $ 11,620    $   19,913      $ 13,168        $ 24,520
                                        ========   ========   ========    ========    ==========      ========        ========
  Net income (loss) per share(4):
    Basic.............................  $   0.28   $   0.42   $  (0.92)   $   0.70    $     1.09      $   0.77        $   1.18
    Diluted...........................  $   0.28   $   0.40   $  (0.92)   $   0.67    $     1.04      $   0.75        $   1.13
  Weighted average Ordinary Shares
    used in computing per share
    amounts(4):
    Basic.............................     7,730     14,143     15,436      16,704        18,263        16,997          20,765
    Diluted...........................     7,730     14,882     15,436      17,328        19,097        17,663          21,669

                                                                              MARCH 31,                         SIX MONTHS ENDED
                                                         ----------------------------------------------------     SEPTEMBER 25,
                                                           1994       1995       1996       1997       1998           1998
                                                         --------   --------   --------   --------   --------   -----------------
                                                                            (IN THOUSANDS)                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)............................  $ 30,669   $ 36,737   $ 25,527   $(30,245)  $124,536       $ 96,723
  Total assets.........................................   103,129    185,186    309,267    446,292    744,123        799,579
  Long-term debt and capital lease obligations,
    excluding current portion..........................     4,755      6,890     31,894     29,128    189,678        188,740
  Shareholders' equity.................................    46,703     68,433     85,571     99,345    214,809        246,890

---------------
(1) In fiscal 1996, Flextronics wrote off $29.0 million of in-process research and development associated with the acquisition of Astron and also recorded charges totaling $1.3 million for costs associated with the closing of one of Flextronics' Malaysian plants and its Shekou, China operations.

(2) In fiscal 1997, Flextronics incurred plant closing expenses totaling $5.9 million in connection with closing its manufacturing facility in Texas, downsizing manufacturing operations in Singapore, writing off excess equipment and certain severance obligations.

(3) In fiscal 1998, Flextronics incurred plant closing expenses totaling $8.9 million in connection with closing its manufacturing facility in Wales, UK. Flextronics also incurred $7.4 million of merger-related costs as a result of its fiscal 1998 acquisitions.

(4) These share and per share amounts do not give effect to our recently announced two-for-one stock split to be effected in the form of a bonus issue (the Singapore equivalent of a stock dividend) and to be paid to our shareholders of record as of December 22, 1998.

                                    BUSINESS

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers in the telecommunications, networking, computer, consumer electronics and medical device industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies. In addition, we provide advanced engineering services, including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Through a combination of internal growth and acquisitions, we have become the fourth largest provider of electronics manufacturing services with revenues of more than $1.4 billion through the 12 months ended September 25, 1998. We believe that our size, global presence and expertise enable us to win large outsourced manufacturing programs from leading multinational OEMs. We offer a complete and flexible manufacturing solution that provides accelerated time-to-market and time-to-volume production, as well as reduced production costs. By working closely with customers throughout the design, manufacturing and distribution process, and by offering highly responsive services, we believe that we can become an integral part of their operations.

     Our customers include industry leaders such as Alcatel, Bay Networks, Cisco, Compaq, Ericsson, Microsoft, Nokia, Philips, Sony and 3Com. In addition, we recently entered into relationships with a number of new customers, including Eastman Kodak, Hewlett-Packard, Intel, Qualcomm and Rockwell. Due to our focus on high growth technology sectors, our prospects are influenced by certain major trends, such as the buildout of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies. In addition, our growth is driven by the accelerating pace at which leading OEMs are adopting outsourcing as a core business strategy.

INDUSTRY OVERVIEW

     Many OEMs in the electronics industry are increasingly using electronics manufacturing service providers in their business and manufacturing strategies and are seeking to outsource a broad range of manufacturing and related engineering services. Outsourcing allows OEMs to take advantage of the manufacturing expertise and capital investments of electronics manufacturing service providers, thereby enabling OEMs to concentrate on their core competencies, such as product development, marketing and sales. OEMs utilize electronics manufacturing service providers to enhance their competitive position by:

     - reducing production costs;

     - accelerating time-to-market and time-to-volume production;

     - accessing advanced manufacturing and design capabilities;

     - reducing capital investment requirements and fixed overhead costs;

     - improving inventory management and purchasing power; and

     - accessing worldwide manufacturing capabilities.

     As a result of these factors, industry sources estimate that the overall market for electronic manufacturing services has grown at an average annual rate of 25% from 1988 to 1997, reaching an estimated $73 billion in 1997.

STRATEGY

     Our objective is to enhance our position as a top tier provider of advanced electronics manufacturing services. Our strategy to meet this objective includes the following key elements:

     Serve Major Markets From Strategic, Low Cost Regions. We have established an extensive network of manufacturing facilities in the world's major electronics markets -- Asia, the Americas and Europe -- to serve the increased outsourcing needs of both multinational and regional OEMs. We strategically locate facilities near our customers' end markets and have located fully integrated, high volume manufacturing facilities in low cost regions worldwide. By operating in low cost areas, we are able to realize savings in lower labor, overhead, tax and transportation costs, which we can pass on to our customers.

     Capitalize on Industrial Park Strategy. We have established large, strategically located industrial parks in China, Hungary and Mexico, designed for high volume production, and plan to develop a new industrial park in Brazil. These self-contained facilities provide a total manufacturing and fulfillment solution from a single site by locating manufacturing and distribution operations and suppliers together. This integrated approach to production and distribution benefits our customers by reducing logistical barriers and costs, improving supply-chain management, increasing flexibility, lowering transportation costs and reducing turnaround times.

     Establish Close Relationships with Customers. We believe we can become an integral part of our customers' operations by working closely with them throughout the design, manufacturing and distribution process, and by offering flexible, highly responsive services. We believe we develop strong customer relationships through a management approach which fosters rapid decision-making and a customer service orientation that responds quickly to frequently changing customer design specifications and production requirements. In many cases, we closely integrate our information systems with those of our customers. This customer-focused approach allows us to accelerate our customers' time-to-market and time-to-volume production and helps them to respond quickly to change.

     Deliver Complete Manufacturing Solution. We believe OEMs are increasingly requiring a wider range of advanced engineering and manufacturing services in order to reduce their costs and accelerate their time to market. Building on our integrated engineering and manufacturing capabilities, we provide services from initial product design and test to final product assembly and distribution to the OEMs' customers. In addition, our global network of industrial parks, manufacturing and technology centers, regional manufacturing facilities and product introduction centers provides customers with a scalable, flexible solution to support their needs as their products move from design and initial introduction to high volume production and distribution.

     Leverage Advanced Technological Capabilities. Our strengths in advanced miniaturization, packaging and interconnect technologies enable us to offer customers advanced design, technology and manufacturing solutions for their leading-edge products. Our product introduction centers are located in North America and Europe and provide a high level of engineering expertise to the customer. Our technological capabilities help our customers to shrink product size, improve product performance and reduce costs.

     There can be no assurance that our strategies, even if successfully implemented, will reduce the risks of our business. See "Risk Factors."

SERVICES

     Flextronics offers a broad range of integrated services, providing customers with a total solution to take a product from initial design through volume production, test and distribution into post-sales service and support.

     Engineering Services. Our product introduction centers coordinate and integrate our worldwide design, prototype and other engineering capabilities. Through these product introduction centers, we provide a broad range of engineering services and, in some cases, dedicated production lines for prototypes. These services strengthen our relationships with manufacturing customers and attract new customers requiring advanced engineering services.

     To assist customers with initial design, we provide CAE and CAD-based design, engineering for manufacturability, circuit board layout and test development. We also coordinate industrial design and tooling for product manufacturing. After product design, we provide quickturn prototyping. During this process, we assist with the transition to high volume production. By participating in product design and prototype development, we can reduce manufacturing costs and accelerate the time to high volume production.

     Materials Procurement and Management. Materials procurement and management consists of the planning, purchasing, expediting and warehousing of components and materials. Our inventory management expertise and volume procurement capabilities contribute to cost reductions and reduce total cycle time. Our industrial parks in China, Hungary and Mexico include providers of many of the custom components that we use, thus reducing material and transportation costs, simplifying logistics and facilitating inventory management.

     Assembly and Manufacturing. Our assembly and manufacturing operations include PCB assembly, assembly of subsystems and systems that incorporate PCBs and complex electromechanical components. A substantial portion of our net sales are derived from the manufacture and assembly of complete products. Flextronics employs just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes and statistical process control. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies (such as chip scale packaging, chip-on-board and ball grid array) enable us to offer a variety of advanced manufacturing solutions. In addition, we manufacture miniature gold-finished PCBs and develop and produce injection-molded plastic components.

     Test. We offer computer-aided testing of assembled PCBs, subsystems and systems, which contributes significantly to our ability to deliver high-quality products on a consistent basis. We work with our customers to develop product-specific test strategies. Our test capabilities include management defect analysis, in-circuit tests and functional tests. We either custom design test equipment and software ourselves or use test equipment and software provided by our customers. In addition, we also provide environmental stress tests of board or system assemblies.

     Distribution. We offer our customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Increasingly, we ship products directly into customers' distribution channels or directly to the end-user. We believe that this service can provide our customers with a more comprehensive solution and enable them to be more responsive to market demands.

FACILITIES

     Our facilities consist of a global network of industrial parks, manufacturing and technology centers, regional manufacturing centers and product introduction centers, providing a total of over 2.7 million square feet of capacity. Our industrial parks, each incorporating approximately 300,000 square feet of facilities, are designed for fully integrated, high volume manufacturing. These industrial parks offer manufacturing and distribution operations and suppliers that are located together at one site in low cost areas close to major electronics markets. Manufacturing and technology centers are facilities that have both medium and high volume manufacturing and product introduction centers and, as a result, are where we focus on launching customers' new products and transitioning them to volume production. Each center features a specific advanced technological competency. Regional manufacturing facilities range from approximately 50,000 to 165,000 square feet and provide medium and high volume production in locations close to strategic markets. Product introduction centers provide a broad range of advanced engineering services and prototype and low volume production capabilities. All of our manufacturing facilities are registered to the quality requirements of the International Organization for Standardization (ISO 9002) or are in the process of final certification.

     The locations of our facilities are as follows:

      INDUSTRIAL PARKS
        - Doumen, China
        - Guadalajara, Mexico
        - Sarvar, Hungary
        - Sao Paulo, Brazil (under development)

      MANUFACTURING AND TECHNOLOGY CENTERS
        - Althofen, Austria
        - Karlskrona, Sweden
        - San Jose/Fremont, CA, USA

      REGIONAL MANUFACTURING FACILITIES
        - Hamilton, Scotland
        - Senai, Malaysia
        - Tab, Hungary
        - Zalaegerzeg, Hungary

      PRODUCTION INTRODUCTION CENTERS
        - Althofen, Austria
        - Dallas, TX, USA
        - Karlskrona, Sweden
        - Monza, Italy
        - Niwot, CO, USA
        - San Jose, CA, USA
        - Stockholm, Sweden
        - Westford, MA, USA

     Since March 31, 1997, we have increased overall capacity through internal growth and acquisitions. We enlarged our industrial park in Doumen, China, constructed (and then expanded) a new industrial park in Guadalajara, Mexico, and added new facilities in San Jose, California. In addition, our fiscal 1998 acquisitions provided us with a number of new facilities, including an industrial park in Hungary. As a result of this growth, we grew from approximately 1.0 million square feet of capacity at the end of fiscal 1997 to over 2.7 million square feet of capacity at the end of fiscal 1998. We plan to significantly expand our industrial parks in China, Hungary and Mexico, and we recently purchased an 88-acre site in Sao Paulo, Brazil, where we plan to establish a new industrial park.

     We may encounter unforeseen difficulties, costs or delays in expanding our facilities, and this expansion involves a number of risks and uncertainties. See "Risk Factors -- Risks of Expansion of Operations." In addition, acquisitions present a number of challenges and risks, including the difficulties of integrating acquired businesses. See "Risk Factors -- Risks of Acquisitions."
                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the shares beneficially owned by the selling shareholders named below as of December 4, 1998, and as adjusted to reflect the sale of the Ordinary Shares being offered hereby, by each of the Selling Shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Each of the selling shareholders is an affiliate of Koninklijke Philips Electronics, N.V., a significant customer of Flextronics. Percentage ownership is based upon 20,624,411 outstanding Ordinary Shares as of October 1, 1998.

                                                      SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                        OWNED PRIOR TO                         OWNED AFTER
                                                           OFFERING          NUMBER OF           OFFERING
                                                      -------------------   SHARES BEING   --------------------
                        NAME                           NUMBER    PERCENT      OFFERED       NUMBER     PERCENT
                        ----                          --------   --------   ------------   --------   ---------
Osterreichische Philips Industrie GmbH..............  831,125      4.3%       757,000       74,125        *
Philips Beteiligungs GmbH...........................  266,875      1.3        243,000       23,875        *

---------------
 *  Less than 1%.

                                  UNDERWRITER

     Subject to the terms and conditions of the underwriting agreement dated December 7, 1998, NationsBanc Montgomery Securities LLC (the "Underwriter") has agreed to purchase from Flextronics and the Selling Shareholders an aggregate of 3,700,000 Ordinary Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement.

     The underwriting agreement provides that the obligations of the Underwriter to purchase the Ordinary Shares offered hereby are subject to certain conditions. The Underwriter is obligated to purchase all of the Ordinary Shares offered hereby if any of such shares are purchased.

     The Underwriter proposes to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial offering, the offering price may be changed by the Underwriter.

     Flextronics has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

     We have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of, Ordinary Shares for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriter, except that we may issue, and grant options to purchase, Ordinary Shares under existing share option and share purchase plans, and we may issue Ordinary Shares in connection with acquisitions. Such consent may be given at any time without public notice.

     In order to facilitate the offering of the Ordinary Shares, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of the Ordinary Shares. Specifically, the Underwriters may over-allot Ordinary Shares in connection with this offering, thereby creating a short position in the Ordinary Shares for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the Ordinary Shares, the Underwriter may bid for, and purchase, Ordinary Shares in the open market. Any of these activities may maintain the market price of our Ordinary Shares at a level above that which might otherwise prevail in the open market. The Underwriter is not required to engage in these activities and, if commenced, may end any of these activities at any time.

     In connection with this offering, the Underwriter may engage in passive market making transactions in the Ordinary Shares on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Ordinary Shares during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the Ordinary Shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Ordinary Shares offered hereby has been passed upon for us by Allen & Gledhill, Singapore and for the Underwriters by Arfat Selvam & Gunasingham, Singapore. Certain United States legal matters in connection with this offering will be passed upon for us by Fenwick & West LLP, Palo Alto, California, and for the Underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation, Palo Alto, California.

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.

                                ORDINARY SHARES

     By this prospectus, we may offer up to 5,000,000 Ordinary Shares. We will provide specific terms for the sale of the Ordinary Shares in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     The Ordinary Shares are quoted on the Nasdaq National Market under the symbol FLEX. On November 24, 1998 the closing sale price of the Ordinary Shares was $65.50 per share.

                            ------------------------

     This investment involves a high degree of risk. See "Risk Factors" in the supplement to this prospectus.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

This prospectus is dated December 1, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................   2
Where You Can Find More Information.........................   2
About Flextronics...........................................   3
Enforcement of Civil Liabilities............................   3
Risk Factors................................................   3
Use of Proceeds.............................................   4
Description of Capital Shares...............................   4
Taxation....................................................   6
Plan of Distribution........................................   8
Legal Matters...............................................   8
Experts.....................................................   8

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell up to 5,000,000 Ordinary Shares in one or more offerings. This prospectus provides you with a general description of the Ordinary Shares we may offer. Each time we sell Ordinary Shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     We "incorporate by reference" in this prospectus information from other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended March 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 26, 1998 and September 25, 1998;

     - Our Proxy Statement dated August 19, 1998; and

     - The description of our Ordinary Shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         FLEXTRONICS INTERNATIONAL LTD.
                               2090 FORTUNE DRIVE
                           SAN JOSE, CALIFORNIA 95131
                        ATTENTION: LAURETTE F. SLAWSON,
                  TREASURER AND DIRECTOR OF INVESTOR RELATIONS
                           TELEPHONE: (408) 428-1300

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement (other than any information superseded by a later prospectus supplement or a later document filed with the SEC and incorporated by reference into this prospectus). We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                               ABOUT FLEXTRONICS

     Flextronics is a provider of advanced electronics manufacturing services to original equipment manufacturers ("OEMs") in the telecommunications, networking, computer, consumer electronics and medical device industries. We offer a full range of services including product design, printed circuit board ("PCB") fabrication and assembly, materials procurement, inventory management, final system assembly and testing, packaging and distribution. The components, subassemblies and finished products manufactured by us incorporate advanced interconnect, miniaturization and packaging technologies, such as surface mount, chip-on-board, ball grid array and miniaturized gold-plated PCB technology. Our strategy is to use our global manufacturing capabilities and advanced technological expertise to provide our customers with a complete manufacturing solution, highly responsive and flexible service, accelerated time to market and reduced production costs. We target leading OEMs in growing vertical markets with which we believe we can establish long-term relationships, and serve our customers on a global basis from our strategically located facilities in North America, South America, Asia, Western Europe and Central Europe. Our principal executive offices are located at 514 Chai Chee Lane, #04-13, 1 Bedok Industrial Estate, Singapore 469029 and our telephone number is 65-449-5255.

                        ENFORCEMENT OF CIVIL LIABILITIES

     Flextronics is incorporated in Singapore, and certain of its directors and executive officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of the assets of Flextronics, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Flextronics has been advised by its Singapore legal advisors, Allen & Gledhill, that there is doubt as to the enforceability in Singapore, either in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     An investment in the Ordinary Shares involves a high degree of risk. You should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in Ordinary Shares.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable supplement to this prospectus, the net proceeds from the sale of Ordinary Shares offered under this prospectus will be added to our general funds and may be used to:

     - meet our working capital requirements;

     - fund capital expenditures;

     - repay debt; and

     - finance acquisitions of other assets and companies.

     Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         DESCRIPTION OF CAPITAL SHARES

     The following is a brief summary of the more important rights of holders of Ordinary Shares under Singapore law and our Articles of Association (the "Articles"). This summary is not complete. Our Articles and our Memorandum of Association also are exhibits to the registration statement of which this prospectus forms a part. The Articles and the Memorandum of Association can be obtained from our SEC filings as described under the heading "Where You Can Find More Information" and also at the Company's San Jose, California office and at the registered office of the Company in Singapore.

ORDINARY SHARES

     Our authorized capital consists of 100,000,000 Ordinary Shares, par value S$0.01, of which 20,689,421 shares were outstanding on October 30, 1998. The Articles enable us in certain circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine.

     All of our outstanding shares are fully paid and our shareholders are not subject to any calls on such shares. The shares offered hereby, when issued, will also be fully paid and investors will not be subject to any calls on such shares. All of our shares are in registered form, and the shares offered hereby also will be in registered form. Except in the circumstances permitted by the Singapore Companies Act, we can neither purchase our outstanding shares nor grant any financial assistance for the acquisition of our shares.

NEW SHARES

     New shares may only be issued with the prior approval of our shareholders in a general meeting. Such approval, if granted, will lapse at the next Annual General Meeting (or, if earlier, the expiration of the period within which the next Annual General Meeting is required to be held). At our 1998 Annual General Meeting, our shareholders provided our directors with general authority to issue new Ordinary Shares (up to a maximum of 100,000,000 shares) prior to our next Annual General Meeting. Subject to this, and the provisions of the Singapore Companies Act and our Articles, our directors may allot and issue new shares on such terms as they may think fit.

SHAREHOLDERS

     Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On October 30, 1998, there were approximately 440 holders of Ordinary Shares. We may, on giving not less than 14 days' notice, close the register of members for any time or times but the register may not be closed for more than 30 days in any calendar year. Such closure is normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed 10 days.

TRANSFER OF SHARES

     Subject to applicable securities laws, the Ordinary Shares are freely transferable, and may be transferred by a duly signed instrument of transfer in a form approved by our directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to the Company and upon, among other things, the applicant furnishing such evidence and indemnity as the directors may require.

SHAREHOLDERS' MEETINGS

     We are required to hold an Annual General Meeting in each year. Our directors may convene an Extraordinary General Meeting whenever they think fit and they must do so upon the request in writing of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution (requiring an affirmative vote of a simple majority of the votes cast at a meeting of which at least 14 days' written notice is given). An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution (requiring an affirmative vote of at least 75% of the votes cast at the meeting of which at least 21 days' written notice is given) is necessary for certain matters under Singapore law, such as an alteration of the Articles.

VOTING RIGHTS

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by the chairman of the meeting or by not less than three members present in person or by proxy and entitled to vote or by shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

     There are no limitations imposed by the laws of Singapore or by the Articles on the right of nonresident shareholders to hold or vote Ordinary Shares, other than the limitations described below under "Takeovers" (which are applicable to all of the Company's shareholders).

DIVIDENDS

     Since inception, we have not declared or paid any cash dividends and our current loan agreement prohibits the payment of cash dividends without the lenders' prior consent. We anticipate that all earnings in the foreseeable future will be retained to finance our business.

BONUS AND RIGHTS ISSUES

     We may, with the approval by our shareholders in a general meeting, capitalize any reserves or profits and distribute them as bonus shares to our shareholders in proportion to their shareholdings. At our 1998 Annual General Meeting, our shareholders authorized our directors, at any time on or before June 30, 1999, to distribute one bonus share for each outstanding Ordinary Share. Pursuant to such authority, our directors subsequently approved the distribution of these bonus shares to our shareholders of record on December 10, 1998. Our directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. Such rights would be subject to any conditions attached to such issue.

TAKEOVERS

     The acquisition of our shares is regulated by the Singapore Companies Act (Chapter 50) and the Singapore Code on Takeovers and Mergers (the "Takeovers Code"). Any person (or parties acting in concert) acquiring an interest in 25% or more of the voting rights in the Company is obliged to extend a takeover offer for the remaining voting shares in accordance with the provisions of the Takeovers Code. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price (excluding stamp duty and commission) paid by the offeror or parties acting in concert with him for shares of that class within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50% of the voting rights (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 3% of the voting rights in any 12-month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     On a winding-up or other return of our capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

INDEMNITY

     As permitted by the laws of Singapore, the Articles provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee of the Company and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability to the Company for negligence, default, breach of duty or breach of trust.

TRANSFER AGENT

     Our transfer agent is Boston EquiServe, P.O. Box 8040, Boston, Massachusetts 02266-8040.

                                    TAXATION

     This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. Shareholders (as defined below)) subject to special treatment under the U.S. federal income tax laws. Such shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the Ordinary Shares.

INCOME TAXATION UNDER SINGAPORE LAW

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 26.0%. Under Singapore's taxation system, the tax paid by a company is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by the Company. Dividends received by either a resident or a nonresident of Singapore are not subject to withholding tax. Shareholders are taxed on the gross amount of dividends (i.e., the cash amount of the dividend plus the amount of corporate tax paid by the Company). The tax paid by the Company will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income (including the gross amount of dividends). No tax treaty currently exists between the Republic of Singapore and the U.S.

     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore (in which case, the disposal profits would be taxable as trade profits rather than capital gains).

     There is no stamp duty payable in respect of the holding and disposition of shares, or the acquisition of newly issued shares. When outstanding shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under the Company's Articles of Association, its directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

INCOME TAXATION UNDER UNITED STATES LAW

     Individual shareholders that are U.S. citizens or resident aliens (as defined in the Internal Revenue Code), corporations or partnerships or other entities created or organized under the laws of the United States, or any political subdivision thereof, and certain trusts and estates ("U.S. Shareholders") will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized (as determined on the trade date) is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. Shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. Shareholder's first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. Shareholder and will not be short-term capital gain or loss if the share has been held for more than one year. If a U.S. Shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. Shareholders will be required to report as income for U.S. income tax purposes the amount of any dividend received from the Company to the extent paid out of the current or accumulated earnings and profits of the Company, as determined under current U.S. income tax principles. If over 50.0% of the Company's stock (by vote or value) were owned by U.S. Shareholders who individually held 10.0% or more of the Company's voting stock, such U.S. Shareholders potentially would be required to include in income a portion or all of their pro rata share of the Company's and its non-U.S. subsidiaries' earnings and profits. If 50.0% or more of the Company's assets during a taxable year produced or were held for the production of passive income, as defined in section 1297(b) of the Internal Revenue Code (e.g., certain forms of dividends, interest and royalties), or 75.0% or more of the Company's gross income for a taxable year was passive income, adverse U.S. tax consequences could result to U.S. shareholders of the Company.

     Shareholders that are not U.S. Shareholders ("non-U.S. shareholders") will not be required to report for U.S. federal income tax purposes the amount of any dividend received from the Company. Non-U.S. shareholders, upon the sale or exchange of a share, would generally not be required to recognize gain or loss for U.S. federal income tax purposes.

ESTATE TAXATION

     In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. The shares of the Company are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares (or in aggregate with any other assets subject to Singapore estate tax) exceeds S$600,000. Any such excess will be taxed at a rate equal to 5.0% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10.0%. An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

                              PLAN OF DISTRIBUTION

     We may sell the Ordinary Shares (a) through agents; (b) to or through one or more underwriters; or (c) directly to investors. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We (directly or through agents) may sell, and the underwriters may resell, the Ordinary Shares in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Ordinary Shares, underwriters or agents may receive compensation from us or from purchasers of the Ordinary Shares for whom they may act as agents. The underwriters may sell Ordinary Shares to or through dealers, who may also receive compensation from purchasers of the Ordinary Shares for whom they act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Ordinary Shares may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the Ordinary Shares by them may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement may describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers.

     We may grant any underwriters who participate in the distribution of Ordinary Shares an option to purchase additional Ordinary Shares to cover any over-allotments.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     The validity of the Ordinary Shares offered hereby has been passed upon for the Company by Allen & Gledhill, Singapore. Certain legal matters relating to the Ordinary Shares offered hereby will be passed upon for any underwriters by the counsel for such underwriters named in the applicable prospectus supplement.

                                    EXPERTS

     Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended March 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Future financial statements of the Company and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.
                        UP TO 3,262,403 ORDINARY SHARES
                            ------------------------

     The 3,262,403 shares covered by this prospectus were previously issued by Flextronics in its acquisitions of Neutronics Electronic Industries Holding AG, DTM Products, Inc., Alatron, Inc., Marathon Business Park LLC, Energipilot AB and Conexao Informatica Ltda. These shares may be offered and sold over time by the shareholders named in this Prospectus under the heading "Selling Shareholders," by their pledges or donees, or by other transferees that receive such Shares in transfers other than public sales.

     The selling shareholders may sell their Flextronics shares in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers, or dealers may receive discounts, concessions or commissions from the selling shareholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution."

     We will not receive any of the proceeds from the sale of these shares.

     The Ordinary Shares are quoted on the Nasdaq National Market under the symbol FLEX. On October 26, 1998 the closing sale price of the Ordinary Shares was $44.75 per share.

                            ------------------------

     This investment involves a high degree of risk. See "Risk Factors" beginning on page A-4.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has appoved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 1998

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this Prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended March 31, 1998;

     - Our Quarterly Report on Form 10-Q for the quarter ended June 26, 1998;

     - Our Proxy Statement dated August 19, 1998; and

     - The description of our Ordinary Shares contained in its Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

       Flextronics International Ltd.
        2090 Fortune Drive
        San Jose, California 95131
        Attention: Laurette F. Slawson,
        Treasurer and Director of Investor Relations
        Telephone: (408) 428-1300

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement (other than any information superseded by a later document filed with the SEC and incorporated by reference in this Prospectus). We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where you can find more information.........................   A-2
The Company.................................................   A-3
Enforcement of Civil Liabilities............................   A-3
Risk Factors................................................   A-4
Selling Shareholders........................................   A-8
Plan of Distribution........................................   A-9
Legal Matters...............................................   A-9

                                  THE COMPANY

     Flextronics International Ltd. (the "Company" or Flextronics) is a provider of advanced electronics manufacturing services to original equipment manufacturers ("OEMs") in the telecommunications, networking, computer, consumer electronics and medical device industries. Flextronics offers a full range of services including product design, printed circuit board ("PCB") fabrication and assembly, materials procurement, inventory management, final system assembly and testing, packaging and distribution. The components, subassemblies and finished products manufactured by Flextronics incorporate advanced interconnect, miniaturization and packaging technologies, such as surface mount ("SMT"), chip-on-board ("COB"), ball grid array ("BGA") and miniaturized gold-plated PCB technology. The Company's strategy is to use its global manufacturing capabilities and advanced technological expertise to provide its customers with a complete manufacturing solution, highly responsive and flexible service, accelerated time to market and reduced production costs. The Company targets leading OEMs in growing vertical markets with which it believes it can establish long-term relationships, and serves its customers on a global basis from its strategically located facilities in North America, South America, Asia, Western Europe and Central Europe. The Company's principal executive offices are located at 514 Chai Chee Lane, #04-13, 1 Bedok Industrial Estate, Singapore 469029 and its telephone number is 65-449-5255.

                        ENFORCEMENT OF CIVIL LIABILITIES

     The Company is incorporated in Singapore under the Companies Act. Certain of its directors and executive officers (and certain experts named in this Prospectus) reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of the assets of the Company (other than its U.S. subsidiaries), are located outside the United States. As a result, it may not be possible for persons purchasing Ordinary Shares to effect service of process within the United States upon such persons or the Company or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by its Singapore legal advisors, Allen & Gledhill, that there is doubt as to the enforceability in Singapore, either in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     You should carefully consider the following factors as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in the Ordinary Shares of Flextronics. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us.

RISKS OF EXPANSION OF OPERATIONS

     We have grown rapidly in recent periods, and this growth may not continue. A significant amount of our past growth was due to our completion of a number of acquisitions. We have reduced our focus on growth through acquisitions, and have not completed any acquisitions in fiscal 1999. As a result, our future growth will depend on internal expansion to a greater extent than has our past growth. Internal growth will require us to:

     - develop new customer relationships and expand existing ones,

     - improve our operational and information systems, and

     - further expand our manufacturing capacity.

     We plan to further expand our manufacturing capacity by expanding our facilities and by adding new equipment. This will require substantial new capital expenditures and operating lease commitments. Funds may not be available for this expansion, and we may not be able to obtain loans or operating leases on attractive terms. The expansion of our manufacturing facilities involves significant risks, including cost overruns, construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems. Delays in the expansion of our facilities could adversely affect our growth and our ability to meet customers' delivery schedules.

     We may experience inefficiencies as we integrate new operations, expand existing ones and manage geographically dispersed operations. We may not succeed in managing expansion effectively, and a failure to do so could have a material adverse effect on us.

     In addition, we expect our expansion to result in new fixed and operating expenses, including substantial increases in depreciation expense and rental expense, that will increase our cost of sales. If our sales levels do not increase sufficiently to offset these expenses, our operating results would be adversely affected. Our expansion, both through acquisitions and internal growth, has contributed to our incurring significant accounting charges and experiencing volatility in our operating results. We may continue to experience volatility in operating results in connection with future expansion efforts.

RISKS OF ACQUISITIONS

     Our acquisitions during the last two fiscal years represented a significant expansion of our operations. Acquisitions involve a number of risks and challenges, including:

     - diversion of management's attention;

     - the need to integrate acquired operations; and

     - potential loss of key employees and customers of the acquired companies.

     In order to integrate acquired operations, we must implement our management information systems and our operating systems, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful, and could result in disruption in other parts of our business. In the event we are unsuccessful in integrating acquired operations, we would be materially adversely affected.

     We may not have had any experience operating in the geographic market of the acquired business. For example, prior to the acquisitions of the Karlskrona facilities, Neutronics and Conexao, we had no experience operating in Sweden, Central Europe or Brazil. In addition, acquisitions increase our expenses and working capital requirements. As a result of these and other factors, we may not achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition. Furthermore, any future acquisitions may require debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. No assurance can be given that we will consummate any acquisitions in the future.

VARIABILITY OF CUSTOMER REQUIREMENTS AND OPERATING RESULTS

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm long-term purchase commitments from our customers, and over the past few years we have experienced reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would adversely affect our results of operations.

     In addition to the variability resulting from the short-term nature of our customers' commitments, other factors may contribute to significant fluctuations in our results of operations. These factors include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - customers' introductions and market acceptance of new products;

     - changes in demand for customers' products;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes;

     - changes in cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume (such as local holidays); and

     - seasonality in customers' product requirements.

     We make significant decisions, including the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. Our ability to estimate future customer requirements is reduced by the short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, there can be no assurance that we will have sufficient capacity at any given time to meet our customers' demands. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can have material adverse effect on our gross margins and operating income.

CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

     Sale to our five largest customers had represented a majority of our net sales in recent periods. The identity of our principal customers has varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would have a material adverse effect on us. We cannot assure the timely replacement of expired, canceled, or reduced contracts with new business. See "-- Variability of Customer Requirements and Operating Results."

     Factors affecting the electronics industry in general could have a material adverse effect on our customers, and as a result on us. Our customers' markets are characterized by rapidly changing technology and evolving industry standards. This frequently results in short product life cycles. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, some of which are new and untested. If customers' products become obsolete or fail to gain widespread commercial acceptance, our business may be materially adversely affected. Our customer's markets are also subject to economic cycles and are likely in the future to experience recessionary periods in the future. A recession in the industries we serve could have a material adverse effect on us.

REPLACEMENT OF MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 COMPLIANCE

     We are in the process of replacing our management information system with a new enterprise management information system that is designed to provide enhanced functionality. The new system will significantly affect many aspects of our business, including our manufacturing, sales and marketing and accounting functions. In addition, the successful implementation of this system will be important to our future growth. We currently anticipate that the installation of the new system will be completed in the second quarter of fiscal 1999, but it could be delayed until later. Implementation of the new system could cause significant disruption in operations. Difficulties or delays in the implementation of the new system could adversely affect our ability to meet customers' production schedules and our ability to access timely financial and operating information.

     We have been advised that our new enterprise management information system is Year 2000 compliant. However, there can be no assurance that the new system will be Year 2000 compliant or that it will be implemented by January 1, 2000. If the new system is not Year 2000 compliant or is not implemented by Year 2000 we could be materially adversely effected. In addition, we could be adversely affected if our customers and suppliers do not have information systems that are Year 2000 compliant.

RISK OF INCREASED TAXES

     We have structured our operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration, or tax rates applicable to us are increased.

     Substantially all of the products manufactured by our Asian subsidiaries are sold to customers based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation there. However, tax authorities in jurisdictions in North America and Europe could challenge the manner in which profits are allocated among our subsidiaries, and we may not prevail in any such challenge. If our Asian profits became subject to income taxes in such other jurisdictions, our worldwide effective tax rate could increase.

SIGNIFICANT LEVERAGE

     Our level of indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness when due. Additionally, our leverage may make us more vulnerable to economic downturns, may limit our ability to pursue new business opportunities and may reduce our flexibility in responding to changing business and economic conditions.

RISKS OF COMPETITION

     The electronics contract manufacturing industry is extremely competitive and includes hundreds of companies, several of whom have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Certain of our competitors, including Solectron Corporation and SCI Systems, have substantially greater market shares than us, and substantially greater manufacturing, financial, research and development and marketing resources. In recent years many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for contract manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could adversely affect our operating results.

RISKS OF INTERNATIONAL OPERATIONS

     The geographical distances between Asia, the United States, Mexico and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries including Austria, Brazil, China, Hungary, Malaysia, Mexico, Sweden, the United Kingdom and the United States. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currency;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws; and

     - in some countries, political instability.

     Increases in duties and taxation, the imposition of restrictions on currency conversion or the transfer of funds, limitations on imports or exports or the expropriation of private enterprises could also have a material adverse effect on us. We could also be adversely affected if the current policies encouraging foreign investment or foreign trade by our host countries were to be reversed. In addition, the attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations. For example, trade preferences extended by the United States to Malaysia in recent years were not renewed in 1997. Finally, we could be adversely affected by inadequate infrastructure or the lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

CURRENCY FLUCTUATIONS

     With the acquisitions of the Karlskrona facilities, Neutronics and Conexao, a significant portion of our business is conducted in the Swedish kronor, Austrian schilling and Brazilian real. In addition, some of our costs, such as payroll and rent, are denominated in currencies such as the Singapore dollar, the Hong Kong dollar, the Malaysian ringgit, the Hungarian forint and the Mexican peso, as well as the kronor, the schilling and the real. In recent years, the Hungarian forint, Brazilian real and Mexican peso have experienced significant devaluations. Changes in exchange rate between these and other currencies and the U.S. dollar will affect our cost of sales and operating margins. The impact of future exchange rate fluctuations cannot be predicted.

     Our European and Asian operations use financial instruments, primarily forward purchase contracts, to hedge certain fixed Japanese yen, German deutschmark, U.S. dollar, and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will have a material effect on our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the shares beneficially owned by the selling shareholders named below as of September 1, 1998, the shares that may be offered and sold from time to time by such selling shareholders pursuant to this Prospectus (assuming each selling shareholder sells all of the Ordinary Shares offered hereby) and the nature of any position, office or other material relationship which each such selling shareholder has had with the Company. The selling shareholders named below, together with any pledgee or donee of any such named shareholders, and any person who may purchase shares offered hereby from any such named shareholders in a private transaction in which they are assigned such shareholders' rights to registration of their shares, are referred to in this Prospectus as the "Selling Shareholders." Except as indicated below, the shares that may be offered and sold pursuant to this Prospectus represent all of the shares beneficially owned by each named selling shareholder as of September 1, 1998. All of such shares were acquired by the selling shareholders in connection with the Company's acquisitions of Neutronics, Energipilot, DTM, Conexao and Altatron. Because the Selling Shareholders may offer from time to time all or some of their shares under this Prospectus, no assurances can be given as to the actual number of shares that will be sold by any Selling Shareholder or that will be held by the Selling Shareholder after completion of such sales.

                                                         SHARES BENEFICIALLY      MAXIMUM
                                                              OWNED(1)           NUMBER OF
                                                        ---------------------    SHARES TO
             NAME OF SELLING SHAREHOLDER                NUMBER     PERCENT(2)    BE OFFERED
             ---------------------------                -------    ----------    ----------
Bo Sjunnesson(3)......................................   30,000         *          30,000
Osterreichische Philips Industrie GmbH(4).............  831,125       4.0%        831,125
Philips Beteiligungs GmbH(4)..........................  266,875       1.3%        266,875
Hui Shing Leong(5)....................................  930,480       4.5%        922,980
Walter Mayrhofer(6)...................................   51,000         *          51,000
Robert J. Grubb(7)....................................  165,245         *         165,245
Nicole Leann Grubb Trust..............................    3,930         *           3,930
Kristen Lee Grubb Trust...............................    3,930         *           3,930
Kenneth Garrett Grubb Trust...........................    2,620         *           2,620
Capone Investments, Inc...............................   16,830         *          16,830
Plum Street Investments, Ltd..........................   33,660         *          33,660
Celso Moraes Camargo Filho(8).........................  303,288         *         303,288
3C Comercio E Participacoes(9)........................  303,288         *         303,288
Joseph L. Jeng(10)....................................  630,920         *         630,920
Marrina C. Jeng(11)...................................  630,920         *         630,920

---------------
  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days after September 1, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Percentage ownership is based upon 20,624,411 outstanding Ordinary Shares as of October 1, 1998.

 (3) Mr. Bo Sjunnesson is an officer of a subsidiary of the Company, and was a director, officer and the sole shareholder of Energipilot prior to its acquisition by the Company.

 (4) Osterreichische Philips Industrie GmbH and Philips Beteiligungs GmbH were shareholders of Neutronics until its acquisition by the Company, and are affiliates of Philips Electronics, a significant customer of the Company.

 (5) Mr. Hui Shing Leong is a director of the Company, and was a director and shareholder of Neutronics until its acquisition by the Company. Shares beneficially owned by Mr. Hui include 7,500 shares subject to options exercisable within 60 days after October 1, 1998 held by Mr. Hui.

 (6) Mr. Walter Mayrhofer is an officer of a subsidiary of the Company and was a director, officer and shareholder of Neutronics until its acquisition by the Company.

 (7) Mr. Robert J. Grubb is an officer of a subsidiary of the Company, and was an officer, director and shareholder of DTM until its acquisition by the Company.

 (8) Mr. Celso Moraes Camargo Filho is an officer of a subsidiary of the Company and was an officer, director and member of Conexao until its acquisition by the Company. Shares beneficially owned by Mr. Celso Moraes Camargo Filho include 31 shares held by 3C Comercio E Participacoes Ltda. See Note 9.

 (9) Shares beneficially owned by 3C Comercio E Participacoes Ltda. include 303,257 shares held by Mr. Celso Moraes Camargo Filho, who controls 3C Comercio E Participacoes Ltda. See Note 8.

(10) Shares beneficially owned by Mr. Joseph L. Jeng include 315,460 shares held by Mrs. Marrina C. Jeng. See Note 11. Mr. Jeng was an officer and director of Altatron until its acquisition by the Company.

(11) Shares beneficially owned by Mrs. Marrina C. Jeng include 315,460 shares held by Mr. Joseph L. Jeng. See Note 10. Ms. Jeng was an officer and director of Altatron until its acquisition by the Company.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in a combination of such transactions. Such transactions may be effected by the Selling Shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees or pledgees of the Selling Shareholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use.

     The Selling Shareholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of such compensation.

     The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Shareholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act, in connection with the offer and sale of the Shares, and Selling Shareholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Shares were originally issued to former shareholders of Neutronics, DTM, Energipilot, Conexao and Altatron in connection with the acquisitions of such companies pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof.

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for the Company by Allen & Gledhill, Singapore.

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     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUSES NOR THE SALE OF ORDINARY SHARES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUSES IS CORRECT AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE ORDINARY SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                  PAGE
                                                  ----
Prospectus Supplement Summary...................   S-1
Risk Factors....................................   S-3
Dividends.......................................   S-8
Use of Proceeds.................................   S-8
Price Range of Ordinary Shares..................   S-9
Capitalization..................................   S-9
Selected Consolidated Financial Data............  S-10
Business........................................  S-11
Selling Shareholders............................  S-14
Underwriter.....................................  S-15
Legal Matters...................................  S-15
PROSPECTUS FOR SHARES OFFERED BY THE COMPANY
About this Prospectus...........................     2
Where You Can Find More Information.............     2
About Flextronics...............................     3
Enforcement of Civil Liabilities................     3
Risk Factors....................................     3
Use of Proceeds.................................     4
Description of Capital Shares...................     4
Taxation........................................     6
Plan of Distribution............................     8
Legal Matters...................................     8
Experts.........................................     8
PROSPECTUS FOR SHARES OFFERED BY
  SELLING SHAREHOLDERS
Where you can find more information.............   A-2
The Company.....................................   A-3
Enforcement of Civil Liabilities................   A-3
Risk Factors....................................   A-4
Selling Shareholders............................   A-8
Plan of Distribution............................   A-9
Legal Matters...................................   A-9

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                           3,700,000 ORDINARY SHARES

                        [FLEXTRONICS INTERNATIONAL LOGO]
                    ----------------------------------------
                             PROSPECTUS SUPPLEMENT
                    ----------------------------------------
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                             DATED DECEMBER 7, 1998
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